December 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	NovaBay Pharmaceuticals, Inc. (the “Company”) Form S-1, File No. 333-268738

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective as of 5:00 p.m. (Eastern time) on Thursday, December 15, 2022, or as soon as practicable thereafter.

Very truly yours,

NovaBay Pharmaceuticals, Inc.

By:	/s/ Justin Hall
Justin Hall
Chief Executive Officer and General Counsel

cc:         Abby E. Brown, Squire Patton Boggs (US) LLP